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                        SUBURBAN OSTOMY SUPPLY CO., INC.
                              75 OCTOBER HILL ROAD
                         HOLLISTON, MASSACHUSETTS 01746

                                                               December 22, 1997

To Our Stockholders:

     On behalf of the Board of Directors of Suburban Ostomy Supply Co., Inc.
(the "Company"), we are pleased to inform you that, on December 17, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Invacare Corporation and its wholly-owned subsidiary, Inva Acquisition
Corp., pursuant to which Inva Acquisition Corp. has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the
"Shares") of the Company's Common Stock at $11.75 per share. Under the Merger
Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Company's Common Stock will be converted into the right to receive $11.75 per share in cash, without interest.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Offer and the Merger, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Merger Agreement and the opinion of Bear, Stearns & Co. Inc., the Company's financial advisor, to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated December 22, 1997, of Inva Acquisition
Corp., together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                      On behalf of the Board of Directors,

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
        Herbert P. Gray signature             Donald H. Benovitz
                                                   signature
             Herbert P. Gray                  Donald H. Benovitz
                Chairman                    President and Director